

July 19, 2013

Via E-mail
Jolanta Gajdzis
President
Dinamo Corp.
35 Frensham Walk, Farnham Common, Slough,
Buckinghamshire SL2 3QF, UK

      Re: Dinamo Corp.
              Registration Statement on Form S-1
              Filed June 24, 2013
              File No. 333-189550

Dear Ms. Gajdzis:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419." See Security Act Release No. 33-6932 (April 28, 1992). Your disclosure indicates that Dinamo Corp. is a development stage company that has no revenue, no material assets, a minimal amount of cash, no firm commitments or plans for raising additional financing, no definitive agreements for selling its products, and no current business activity. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419. Please revise

the registration statement to comply with Rule 419, or supplementally, provide a detailed explanation as to why Rule 419 does not apply to Dinamo Corp. and this offering.

2. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:

- Disclose that you are an emerging growth company;

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4. We note your references to "Ms. Gajdzis," your sole office and director. We also note repeated references throughout the prospectus to "him" and "he" in reference to Ms.

Gajdzis, your sole officer and director. For example, on page 2, you note that this "[p]rospectus will permit our President to sell the shares directly to the public, with no commission or other remuneration payable to *him* for any shares *he* may sell. In offering the securities on our behalf, *he* will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 . . . ." [emphasis added]. This is only one example and is not meant to be an exhaustive list. Please revise the registration statement here and throughout to resolve this inconsistency.

5. Please supplementally confirm to us whether the company, the company's officer and director, any company promoters, or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

6. Please revise the prospectus so that the disclosure you provide is current, accurate and complete. The following are only examples of inconsistencies or incomplete references we observed. In your letter of response, please explain precisely how and where in your amended document you have addressed each such statement:

    - Several references to "officers and directors" whereas you have only one officer and director;
    - You reference "our sole director, Mr. Lewandowski . . ." on page 6. As it does not appear that Mr. Lewandowski is affiliated with the company in any capacity, please revise;
    - You reference a "Public Offering" on page 16, but this term is not defined anywhere; and
    - Your reference to programming your machines in "different languishes [sic]" on page 20.

Registration Statement Cover Page

Calculation of Registration Fee

7. Refer to footnote (1) of the Calculation of Registration Fee table. Rule 457(o) of the Securities Act of 1933 does not appear to be the applicable subsection to calculate the fee associated with your common stock. Given that you are registering a number of shares, please revise to indicate that you are registering under Rule 457(a) of the Securities Act of 1933. For guidance, refer to Rule 457(a) of the Securities Act of 1933 and to Question 240.01 of the Securities Act Rules Compliance and Disclosure Interpretations.

Prospectus Cover Page

8. We note the disclosure that members of your management have not been previously involved in the management or ownership of a *development stage* company that has not implemented fully its business plan, engaged in a change of control or similar transaction, or has generated no or minimal revenues to date. However, please revise your prospectus

to disclose all other registration statements of companies for which your sole officer and director and affiliates may have acted as promoters or in which they have a controlling interest by describing in detail the nature and extent of the direct or indirect relationship between your officer and director and these companies and their affiliates. The disclosure should indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the U.S. Securities and Exchange Commission.

9. Please prominently disclose that the company is a "shell company" as defined by Rule 405 under the Securities Act of 1933, as amended. Accordingly, the securities sold in this offering can only be resold through registration under the Securities Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i). Also, revise your disclosure throughout your prospectus, including in your risk factors, to account for the implications of being designated a shell company. Alternatively, please provide us with your analysis why you do not fit the definition of a "shell company."

10. Please disclose the net proceeds you shall receive after deducting related expenses. See Item 501(b)(3) of Regulation S-K.

11. We note your statement here and in other places that "it is possible that a creditor could attach your subscription which could preclude or delay the return of money to you." In light of your disclosure elsewhere that there are no minimum number of shares required to be sold and that funds raised from the offering will not be placed in an escrow, trust or similar account, please tell us the circumstances under which investors' subscriptions or moneys may be returned to them.

Prospectus Summary, page 6

12. Please disclose the specific factual basis for and the context of all Dinamo Corp.'s beliefs, understandings, estimates, and opinions throughout the prospectus.

13. Please revise your disclosure here and throughout your prospectus to reflect the current state of your operations. For example, we note your statement that your "business is distribution of redemption machines." Based on your financial statements and the balance of your disclosure, it appears that your operations to date have been merely preparatory and have not generated any revenues. Please revise your disclosure to differentiate between the current status of your operations and your aspirations.

14. We note your disclosure on page 10 that your sole officer will devote approximately 20 hours per week to the company's operations. Please revise your summary to discuss your sole officer's and director's reasons for pursuing public company status at this time in the company's development and with limited time and attention from your sole officer and director. Discuss the advantages and disadvantages of doing so, including your sole

officer's and director's estimate of the increased expenses of publicly reporting. For example, we note that the expenses for this offering are approximately $9,000. This amount exceeds your current assets.

15. We note that you need to raise a minimum of $40,000 from this offering to implement your plan of operation. Please briefly explain why you believe prospective investors should bear the risk that you will be unable to raise sufficient funds to implement your plan in the absence of a minimum offering amount or escrow account. Please also revise to clarify that the amount of funds necessary to implement your plan of operation cannot be predicted with any certainty and may exceed any estimates you set forth.

Risk Factors, page 7

16. We note your risk factor on page 12 regarding the lack of experience of your sole officer and director in running a public reporting company. We also note that your sole officer and director appears to have no experience with accounting or preparing financial statements. Please disclose that as a risk factor.

17. Please revise to address the risk that because companies in your industry appear to consist of mostly non-public companies, a small company in your industry with the added expenses of being a reporting company might have a competitive disadvantage. Alternatively, please tell us why such a risk factor is not necessary.

18. We note that your sole director is also an officer. Please revise to add a risk factor that addresses the risk that because your sole officer will determine her salary and perquisites, there may not be funds available for net income. Alternatively, please tell us why such a risk factor is not necessary.

We Operate in a Highly Competitive Environment . . ., page 9

19. Please revise this risk factor to explain its particular applicability to you, such as the low barriers to entry into the market. Currently, this risk factor is generic and conclusory.

Use of Proceeds, page 13

20. We note that Ms. Gajdzis has advanced you funds and has verbally agreed to loan the company funds to complete the registration process as well as to advance funds to operate in the event you do not raise a sufficient amount in this offering. If the company is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, you should provide a written description of the contract as an exhibit. For guidance, refer to Question 146.04 in the Regulation S-K section of our "Compliance and Disclosure Interpretations" which is available on the Commission's website at http://www.sec.gov.

21. We note the disclosure that Ms. Gajdzis will not be repaid from the proceeds of this offering but rather from revenue from operations; however, please disclose that you are free to change this arrangement. Please include a risk factor addressing this.

22. Please revise the proceeds table to also disclose the amount of proceeds to the company if 10% of the shares being offered are sold.

23. Please revise to include a footnote describing the miscellaneous expenses.

24. Please provide a footnote explaining the increase in proposed marketing expenses from $18,000 if $40,000 is raised in the offering, to $41,000 if $80,000 is raised in the offering. Your discussion of marketing on page 17 does not adequately explain this material difference in marketing expenses.

Dilution, page 13

25. We refer to your table under the captions "Existing Stockholders if 50% of Shares are Sold" and "Existing Stockholders if 100% of the Shares are Sold." Under both captions, the line item "Net tangible book value per share before offering" does not appear to show what the line item suggests, but rather shows net tangible book value before the offering. Please advise or revise your registration statement as appropriate.

Management's Discussion and Analysis or Plan of Operation, page 14

26. Please disclose the amount of money you have been advanced by Ms. Gajdzis, the terms of such loan and the amounts still outstanding.

Plan of Operation, page 15

27. We note your disclosure on page 16 that "[o]ur main clients are distributors . . . ." As it does not appear that you have any clients as of the date of the registration statement, please revise your disclosure to clarify who you believe your main clients will be in the future and remove any implication that you have ongoing operations or clients.

28. We note your inclusion of links to websites where "you can see list of all distributors and their location." Please disclose whether you are attempting to incorporate the information on external websites into this prospectus. Please see our Use of Electronic Media, Interpretive Release No. 33-7856 (Apr. 28, 2000) for further guidance regarding the use of hyperlinks in your prospectus.

29. We note your disclosure on page 17 that you intend to engage in direct mailing, phone calls and web advertisements. Please expand your disclosure to clarify how you will determine recipients of your mailing and telephone call efforts as well as which web advertisement services you will target.

Estimated Expenses for the Next Twelve Month Period, page 17

30. We note your disclosure on page 17 of the $40,000 of estimated expenses to fund your plan of operation over the next twelve months. We also note your disclosure on page 15 that "[e]ven if we raise $80,000 from this offering, it will last one year . . . and we will have to revert to obtaining additional money." Please revise your disclosure to correct this apparent inconsistency.

Liquidity and Capital Resources, page 18

31. You state that current cash on hand will be used to pay the fees and expenses of this offering, which are estimated to be $9,000. Please revise this statement as your existing cash on hand as of April 30, 2013 is $4,549 and is not sufficient to cover this estimated cost.

Description of Business, page 20

32. Please revise to clarify that it is your belief that "[c]omic style artwork along with great audio and visual effects . . . will make Bad Pirates an irresistible redemption game."

33. It appears that much of the disclosure on page 21, in the paragraph beginning with "[r]edemption games are typically . . ." and the two paragraphs immediately thereafter, is a direct quote from Wikipedia. To the extent that the disclosure in this section is a direct quote from Wikipedia, please revise to clearly indicate that it is such.

Target Market, page 21

34. Please explain your reference to "bell and whistles" on page 21 or revise your language.

Contracts, page 22

35. Please revise your description of the agreement with PW Cosmet to include a narrative description of the material terms, rather than simply repeating all of the provisions of the Cosmet contract word for word. For example, your disclosure in the prospectus includes the defined terms "Distributor," "Products" and "Seller" without providing the definitions provided for in the Cosmet contract. In addition, we note a reference to "Territory" in the Cosmet contract, but this term is not defined in either the prospectus or in the Cosmet contract. Please advise.

Insurance, page 23

36. We note your disclosure that you will not maintain any insurance. Please consider revising to discuss the risks of not having insurance in your risk factors section or tell us why this is not necessary.

Competition, page 23

37. We note your disclosure that competitors "will be able to afford to offer greater price for similar redemption machines than us . . . ." Please revise to discuss this obstacle and describe how your business plan is designed to overcome it.

Directors, Executive Officers, Promoter and Control Persons, page 25

38. Please describe the business experience of Ms. Jolanta Gajdzis for the past five years as required by Item 401(e)(1) of Regulation S-K. We note, for example, that you disclose that Ms. Gajdzis has been managing her own redemption game room business for the last six years. Please revise your disclosure to include a brief explanation as to the nature of the responsibility undertaken by Ms. Gajdzis in connection with her management of her redemption game room business, the name of her company and the amount of time she dedicates to managing her own game room business.

39. Please revise here and in the prospectus summary to discuss potential conflicts of interest that may result because your sole officer and director only works for you part time and is also engaged in a similar business to you. Please add a risk factor describing the attendant risks.

40. Please revise your disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Ms. Gajdzis should serve as a director in light of your business and structure. Refer to Item 401(e) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 27

41. We note references to "April 30, *2011*" and "April *00*, 2013" in this section [emphasis added]. Please revise.

Plan of Distribution, page 27

42. Please provide sufficient disclosure on the manner in which the securities will be offered. For example, indicate whether investors will be solicited through direct mailings, exclusively through personal contact, or investment meetings. Provide us supplementally with copies of any materials that you intend to use in this regard.

43. Please disclose whether Ms. Gajdzis intends to purchase shares in this offering.

44. We note your disclosure on page 29 that the "offering will not be made in the State of Nevada . . ." and your disclosure on page 28 that in "order to comply with the applicable securities laws of certain states, the securities will be offered or sold in those [states] only if they have been registered or qualified for sale [in those states]; an exemption from such registration or of qualification requirement is available and with which Dinamo Corp. has complied." Please disclose where you intend to offer the securities.

Procedures for Subscribing, page 28

45. Please file a form of your subscription agreement as an exhibit to your next amendment.

Description of Securities, page 29

46. We note that you refer prospective investors to the "applicable statutes of the State of Nevada." Please provide a description of those statutes necessary to an understanding of the material rights and liabilities of holders of your securities.

Interests of Named Experts and Counsel, page 30

47. We note your disclosure that no expert or counsel has a substantial interest exceeding $80,000. Please revise to disclose whether any expert or counsel has an interest exceeding $50,000 pursuant to Item 509 of Regulation S-K. Refer to Instruction 1 of the Instructions to Item 509.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Thomas E. Puzzo (*via e-mail*)
        Law Offices of Thomas E. Puzzo, PLLC